UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 01 )*

Culp Inc. (Name of Issuer)
Common Stock, par value $0.05 per share (Title of Class of Securities)
230215 10 5 (CUSIP Number)
December 31, 2006 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 230215 10 5

1.	Names of Reporting Persons. Paulette R. Baum Revocable Living Trust u/a/d 7/21/98 (C/O John B. Baum, Trustee) I.R.S. Identification Nos. of above persons (entities only). 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 780,000

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 780,000

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 780,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person IN
This Amendment No. 1 amends the Statement on Schedule 13G filed by the Reporting Person with the United States Securitites and Exchange Commission on June 28, 2005.
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Item 1.
(a)	Name of Issuer Culp, Inc.
(b)	Address of Issuer's Principal Executive Offices 1823 Eastchester Drive High Point, NC 27265

Item 2.
(a)	Name of Person Filing Paulette R. Baum Revocable Living Trust u/a/d 7/21/98 (the "Reporting Person")
(b)	Address of Principal Business Office or, if none, Residence 30201 Orchard Lake Road Suite 107 Farmington Hills, MI 48334
(c)	Citizenship The Reporting Person is a citizen of the United States of America.
(d)	Title of Class of Securities Common Stock, par value $0.05 per share
(e)	CUSIP Number 230215 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

The Reporting Person directly owns 780,000 shares, (consisting of 705,100 shares in the Trust, and 74,900 shares in related IRAs over which the reporting person has direct control).

(b)

Percent of class:

6.7%, consisting of: (1) shares owned directly by the Reporting Person, which represent approximately 6.7% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing percentages are calculated based on 11,686,959 shares of Common Stock outstanding as of October 29, 2006, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2006.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote The Reporting Person has sole voting power over 780,000 shares which he owns directly.
	(ii)	Shared power to vote or to direct the vote N/A
	(iii)	Sole power to dispose or to direct the disposition of The Reporting Person has sole dispositive power over 780,000 shares which he owns directly.
	(iv)	Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2007

By:	/s/ John B. Baum John B. Baum
Title:	John B. Baum, Trustee Paulette R. Baum Revocable Living Trust u/a/d 7/21/98

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